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February 1, 2018

VIA EDGAR AND ELECTRONIC MAIL

Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	GAMCO Investors, Inc. (“GAMCO”)
Registration Statement on Form S-4
Filed December 19, 2017
File No. 333-222146

Associated Capital Group, Inc. (“Associated Capital”)
Schedule TO-C
Filed December 22, 2017
File No. 005-89200

Dear Mr. Duchovny:

We acknowledge receipt of the comment letter dated January 12, 2018 from the Staff (the “Comment Letter”) with regard to the above-referenced matters. We have reviewed the Comment Letter with GAMCO and Associated Capital and provide the following responses on their behalf. Unless otherwise indicated, the page references below are to the marked version of the enclosed copy of Amendment No. 1 to Form S-4 filed on the date hereof by GAMCO (the “Form S-4”). Capitalized terms used herein and not separately defined have the meanings given to them in the Form S-4. To facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below, and our responses appear immediately below each comment.

Registration Statement on Form S-4

Summary Term Sheet, page 1

1.	We refer to your disclosure that any shares not accepted will be credited to the holder’s account “as soon as practicable” following the expiration or termination of the exchange offer. Please revise your disclosure so that it is consistent with the requirements of Rule 14e-1(c).

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February 1, 2018

GAMCO has revised the disclosure in the prospectus/offer to exchange in response to the Staff’s comment. See page 1 of the Form S-4.

Associated Capital’s Reasons for the Offer, page 2

2.	We refer to the fourth bullet point on page 2 which indicates that the exchange offer “will likely present stockholders” an opportunity to purchase the GAMCO Class A shares at a discount to the then prevailing market price. Please revise the disclosure to clarify the basis for Associated Capital’s belief by explaining any material assumption(s) concerning the future prices of GAMCO and Associated Capital Class A shares.

GAMCO has revised the disclosure in the prospectus/offer to exchange in response to the Staff’s comment. See pages 2 and 20-21 of the Form S-4.

Material U.S. Federal Income Tax Consequences, page 7

3.	We refer to the disclosures on pages 7 and 45-47. Please revise these disclosures to state clearly the federal income tax consequences to U.S. stockholders who tender their Associated Capital Class A shares in exchange for GAMCO Class A shares. In particular, please revise to clarify whether the transaction is a “sale or exchange” or a “distribution” to tendering holders, or alternatively, revise your presentation to highlight uncertainty in the tax treatment and the reasons for such uncertainty. With respect to your disclosure concerning possible “distribution treatment” for the GAMCO shares, please revise, as appropriate, to discuss also the tax treatment for the Associated Capital shares tendered. Please refer to Regulation M-A, Item 1004(a)(1)(xii).

GAMCO has revised the disclosure in the prospectus/offer to exchange in response to the Staff’s comment. See pages 7-8 and 48-49 of the Form S-4.

4.	With reference to Regulation M-A, Item 1016(h), please revise to clarify whether you have received an opinion of counsel pertaining to the tax consequences of the exchange offer. In this regard, we note your disclosure on page 45 indicates that no opinion of counsel has been rendered; however, we also note the document you have filed as Exhibit 8.1. Accordingly, please revise to clarify whether Exhibit 8.1 is counsel’s opinion pertaining to the tax consequences. For additional guidance, please also refer to Section III.C.2 of Staff Legal Bulletin No. 19 (Oct. 14, 2011).

GAMCO has revised the disclosure in the prospectus/offer to exchange in response to the Staff’s comment. See page 48 of the Form S-4.

Selected Historical Consolidated Financial Data of Associated Capital, page 9

5.	Please revise here, or elsewhere as appropriate, to disclose the ratio of earnings to fixed charges and the book value per share. See Items 1010(c)(4) and (c)(5) of Regulation M-A.

GAMCO has revised the disclosure in the prospectus/offer to exchange in response to the Staff’s comment. See page 10 of the Form S-4.

February 1, 2018

GAMCO and Associated Capital respectfully advise the Staff that the information required by Item 1010(c)(5) of Regulation M-A for Associated Capital appears in the last line of the table entitled “AC Per Share Data” included on page 13 of the Form S-4.

6.	Please revise here, or elsewhere as appropriate, to provide pro forma information disclosing the effect of the transaction or, alternatively, explain to us why you believe this information is not required. See Item 1010(b) of Regulation M-A.

GAMCO and Associated Capital acknowledge the Staff’s comment. Associated Capital respectfully advises the Staff that the information required by Item 1010(b) has not been provided in the prospectus/offer to exchange because Associated Capital has determined that the pro forma effect of the exchange offer on Associated Capital is not material to an Associated Capital stockholder’s decision on whether to tender their shares in the exchange offer. Associated Capital does not expect to issue more than 1,470,080 shares of GAMCO Class A Common Stock in exchange for shares of AC Class A Common Stock that are tendered. Such amount of GAMCO Class A Common Stock to be issued to tendering AC stockholders in the offer, is not viewed as material to AC, as it will not constitute more than 5% of AC’s total assets. In addition, the exchange offer and the distribution of GAMCO Class A Common Stock will have no material impact on AC’s operating income or revenues.

Forward-Looking Statements, page 16

7.	We note your disclosure indicating that GAMCO and Associated Capital are providing statements “as permitted by the Private (Securities) Litigation Reform Act of 1995”; however, we note that Section 27A of the Securities Act and Section 21E of the Exchange Act provide that the safe harbor for forward-looking statements does not apply to statements made in connection with a tender offer. Accordingly, please revise to remove the reference to the PSLSA or, alternatively, revise the disclosure to clarify that the PSLRA safe harbor provisions do not apply to forward-looking statements made in connection with this tender offer.

GAMCO has revised the disclosure in the prospectus/offer to exchange in response to the Staff’s comment. See page 17 of the Form S-4.

Associated Capital’s Reasons for the Offer, page 19

8.	We refer to your disclosure on page 23 explaining that GAMCO and Associated Capital became separate and independent companies following the November 30, 2015 spin-off. We also refer to Associated Capital’s Form 10 disclosures which explain that GAMCO spun-off Associated Capital to “allow each business to more effectively pursue its own distinct operating priorities, strategies and opportunities for long-term growth and profitability across the global investment management landscape.” Accordingly, please revise your disclosure on page 19, and in the Summary on page 2, to clarify what “overlap” of the two companies will be reduced as result of the exchange transaction and how this exchange will result in Associated Capital becoming “a more focused company.” Without limitation, please revise to explain how Associated Capital’s operating priorities, strategies and opportunities for long-term growth and profitability are expected to change and discuss any corresponding impact on GAMCO’s business. Refer to Regulation M-A, Item 1006(c)(5).

February 1, 2018

 GAMCO has revised the disclosure in the prospectus/offer to exchange in response to the Staff’s comment. See pages 2 and 20-21 of the Form S-4.

Where to Obtain Additional Information, page 65

9.	We refer to your disclosure in the penultimate paragraph on page 66 and note that you attempt to incorporate by reference into the offer document all filings made while your offer is pending. However, Schedule TO does not expressly authorize such “forward incorporation by reference.” Rather, General Instruction F specifies how you may incorporate by reference in a Schedule TO. Accordingly, please revise your disclosure on page 66 to remove the forward incorporation by reference.

GAMCO has revised the disclosure in the prospectus/offer to exchange in response to the Staff’s comment. See page 69 of the Form S-4.

Schedule TO-C

10.	Please explain to us why GAMCO Investors and Mario J. Gabelli are not each identified as a “bidder” for purposes of Regulations 14D and 14E and “Filing Persons” on the cover page of Schedule TO-C. Refer to Rule 14d-1(g)(2) and Schedule TO, General Instruction K. (1).

Associated Capital and GAMCO respectfully advise the Staff that they do not believe that either GAMCO or Mario J. Gabelli should be identified as a “bidder” for purposes of Regulations 14D and 14E or “Filing Persons” on the cover page of Schedule TO-C. Associated Capital and GAMCO do not believe that GAMCO or Mario J. Gabelli fall within the definition of a “bidder” pursuant to Rule14d-1(g)(2) of Regulation 14D or a “Filing Person” pursuant to General Instruction K. (1) of Schedule TO. The terms “bidder” and “Filing Person,” in a tender offer are defined as “any person who makes a tender offer or on whose behalf a tender offer is made.” Associated Capital is the only person making the exchange offer and the exchange offer is not being undertaken on behalf of GAMCO or Mr. Gabelli.

Associated Capital and GAMCO refer the Staff to the standards for identifying a “bidder” in a tender offer as set forth in Section II. D.2 of the Division of Corporation Finance's “Current Issues and Rulemaking Projects Outline” (November 14, 2000). In the Outline, the Staff has stated that the fact that “other persons control the purchaser through share ownership does not mean that the entity is automatically viewed as a bidder. Instead, we look at the parent's or control person's role in the tender offer.” The Staff further states, in the Outline, that “bidder status is a question that is determined by the particular facts and circumstances of each transaction” and that “when analyzing who is a bidder, some relevant factors include:

·	Did the person play a significant role in initiating, structuring, and negotiating the tender offer?

February 1, 2018

·	Is the person acting together with the named bidder?
·	To what extent did or does the person control the terms of the offer?
·	Is the person providing financing for the tender offer, or playing a primary role in obtaining financing?
·	Does the person control the named bidder, directly or indirectly?
·	Did the person form the nominal bidder, or cause it to be formed?, and
·	Would the person beneficially own the securities purchased by the named bidder in the tender offer or the assets of the target company?”

The Staff also states, in the Outline, that “if a named bidder is an established entity with substantive operations and assets apart from those related to the offer, the staff ordinarily will not go further up the chain of ownership to analyze whether that entity's control persons are bidders.”

Associated Capital, a corporation with substantive operations and assets apart from the GAMCO Class A common stock that will be exchanged in the offer, is not acting together with GAMCO or Mr. Gabelli to undertake the exchange offer. Rather, Associated Capital advises the Staff that it initiated the exchange offer independently, established a special committee of independent directors, which did not include Mr. Gabelli, to structure and negotiate the terms of the exchange offer, will not obtain any financing from either GAMCO or Mr. Gabelli for the exchange offer and is paying all fees and expenses associated with the exchange offer. GAMCO is filing the Form S-4 solely as an accommodation to Associated Capital to provide registered GAMCO Class A common stock to AC stockholders upon their exchange of AC Class A common stock, and has no other role in the exchange offer.

In addition, Associated Capital currently does not expect to seek to exchange more than one million shares of AC Class A common stock in the exchange offer. While Mr. Gabelli, through his control and majority ownership of GGCP, Inc., a private company (“GGCP”), through GGCP Holdings, LLC, a subsidiary of GGCP, and his individual direct ownership of both classes of AC common stock, beneficially owns approximately 96.3% of the combined voting power of AC’s outstanding common stock and approximately 79% of the equity, the exchange offer, even if fully subscribed, will not have a material impact on Mr. Gabelli’s overall ownership or control of Associated Capital. Assuming that Associated Capital, as a result of the Exchange Offer, places in treasury one million shares of AC Class A common stock, Mr. Gabelli will become the beneficial owner of approximately 96.9% of the combined voting power and approximately 83.6% of the outstanding shares of AC common stock. Furthermore, GAMCO is not deemed to beneficially own Associated Capital and would not be the person beneficially owning the purchased shares in the offer.

Based on the facts and circumstances set forth above, Associated Capital respectfully advises the Staff that the exchange offer is not being made on behalf of either GAMCO or Mario J. Gabelli and, therefore, neither GAMCO nor Mario J. Gabelli should be included as a “bidder” or “Filing Person” in the exchange offer.

February 1, 2018

*  * * * *

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments.

Sincerely,

/s/ Elizabeth Gonzalez-Sussman

Elizabeth Gonzalez-Sussman

cc:	Kevin Handwerker Francis J. Conroy